# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Rantizo, CIK 0001991261
CUSIP: G8292E110
Title of class of securities: Class A ordinary shares, par value $0.0025 per share
Address of issuer's principal executive offices: 211 Highland Cross Drive, Houston, Texas (TX), 77073
Date of event which requires filing of this statement: 10/09/2026
Filed by CIK 0001500541
Persons authorized to receive notices and communications: Phillip Oldridge, 211 Highland Cross Drive, Houston, Texas (TX), 77073, 703-915-6652

## Reporting persons
- OLDRIDGE PHILLIP (CIK 0001500541): type of reporting person: individual (IN); citizenship or place of organization: British Columbia Canada (A1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,166,402; sole dispositive power 0; shared dispositive power 6,166,402; aggregate amount beneficially owned 6,166,402 (9.02% of the class)
  Comment: All reported shares are owned by Phillip Oldridge. Calculated based on 68,344,237 Class A ordinary shares, par value $0.0025 per share, of the Issuer outstanding as of the date hereof.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value $0.0025 per share
Name of issuer: Rantizo
Address of issuer's principal executive offices: 211 Highland Cross Drive, Houston, Texas (TX), 77073
Comment: This Schedule 13D relates to the Class A ordinary shares, par value $0.0025 per share (the "Shares"), of Rantizo, a Cayman Islands exempted company limited by shares (the "Issuer") and having its principal executive offices at 211 Highland Cross Drive, Houston, TX 77073.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed on behalf of Phillip Oldridge (the "Reporting Person").
Residence or business address: The business address of the Reporting Person is 211 Highland Cross Drive, Houston, TX 77073.
Present principal occupation or employment: The Reporting Person's principal occupation is at Rantizo, with its principal business address at 211 Highland Cross Drive, Houston, TX 77073.
Criminal convictions in the last five years: The Reporting Person, to the best of his knowledge, has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person, to the best of his knowledge, has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Citizenship: The Reporting Person is a Canadian citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On October 9, 2026, the Reporting Person acquired the Shares reported in this Schedule 13D in connection with the asset purchase transaction ("Transaction") between SKK Holdings Ltd. ("SKK") and Rantizo, Inc. pursuant to the Asset Purchase Agreement dated May 1, 2026 by and between SKK and Rantizo, Inc. (the "APA") and the Securities Purchase Agreement dated May 1, 2026 by and between SKK, Rantizo, Inc. and certain shareholders of SKK as named therein ("SPA"). Pursuant to the APA, Rantizo, Inc. received 51,966,591 Class A ordinary shares (the number of which was determined by dividing $258.83 million by $4.9807, which was the volume weighted average price of the Class A ordinary shares on each of the three trading days prior to the closing) and other consideration and an additional 1,085,264 Class A ordinary shares (converted from previous Class B ordinary shares immediately prior to transfer) pursuant to the SPA. At the closing of the Transaction, the Reporting Person, in its capacity as a shareholder of Rantizo, Inc., received a pro rata distribution of the Class A ordinary shares that were issued to Rantizo, Inc. as consideration for the Transaction. See Item 7 for additional information. Unless noted above, no part of the purchase price for such Shares was borrowed by the Reporting Person for the purpose of acquiring, holding, trading or voting any securities discussed in this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person acquired the securities reported herein pursuant to the Transaction as described in Item 3 above. The Reporting Person intends to work with the board of directors of the Issuer (the "Board"), members of management and/or other shareholders or other relevant parties with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board with a view to maximizing shareholder value with respect to the Issuer and / or the Reporting Person. Without limiting the foregoing, the Reporting Person supports plans being considered by the Issuer to redomicile the Issuer to the United States and, in connection therewith or otherwise, may support, propose or participate in changes to the composition of the Issuer's board of directors and management team, including the appointment of new directors and executive officers and the replacement of existing directors and executive officers. The Reporting Person reserves the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Person, market conditions or other factors. Other than as set forth above, the Reporting Person does not have any plans or proposals as of the date of this filing which relate to or would result in any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, the Reporting Person may be deemed to beneficially own 6,166,402.00 Shares, representing approximately 9.02% of the outstanding Shares of the Issuer. The foregoing beneficial ownership percentage is based on a total of 68,344,237 Shares outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting power and sole dispositive power over 6,166,402.00 Shares, representing approximately 9.02% of the Issuer's outstanding Shares.
Transactions in the class effected during the past sixty days: Except as otherwise disclosed herein including pursuant to Item 3 above, no transactions in the Shares were effected by the Reporting Person during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A: Asset Purchase Agreement dated May 1, 2026 between SKK Holdings Limited as the Buyer and Rantizo, Inc. as the Seller, incorporated by reference to Exhibit 10.1 to the Issuer's Form 6-K filed on May 5, 2026.

Exhibit B: Securities Purchase Agreement dated May 1, 2026 between Rantizo Inc. and certain shareholders of SKK Holdings Limited, incorporated by reference to Exhibit 10.2 to the Issuer's Form 6-K filed on May 5, 2026.

Exhibit C: Waiver Agreement dated October 9, 2026, incorporated by reference to Exhibit 99.2 to the Issuer's Form 6-K filed on October 13, 2026.

## Signatures
- OLDRIDGE PHILLIP: /s/ Phillip Oldridge, Phillip Oldridge (10/19/2026)